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                                                                    EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Registration Statement of EaglePicher Incorporated on Form S-4 of our report dated February 3, 2003, except for Note R, as to which the date is August 7, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement of the 2001 and 2000 financial statements to reflect the appropriate adoption of EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," which resulted in an increase to Net Sales and a corresponding increase to Cost of Products Sold for transportation costs billed to customers) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

DELOITTE & TOUCHE LLP
Cincinnati, Ohio
November 3, 2003